Exhibit 99.1

Monday, 11 February 2013 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries plc ARBN 097 829 895 Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 3rd Quarter FY13 results on Wednesday, 27 February 2013.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.30am Australian Eastern Daylight Time (AEDT)

Dial in:	+61 2 9007 3187

Confirmation ID for the teleconference: 727608

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

/s/ Sean O’Sullivan

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS